Exhibit 5.1
Ropes & Gray, LLP
One International Place
Boston, MA 02110-2624
July 1, 2009
Sapient Corporation
131 Dartmouth Street
Boston, MA 02116
Ladies and Gentlemen:
This opinion is furnished to you in connection with a registration statement on Form S-8 (the “Registration Statement”) filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), for the registration of an aggregate of 756,432 shares of common stock, $0.01 par value (the “Shares”), of Sapient Corporation, a Delaware corporation (the “Company”), of which (i) 404,130 are issuable pursuant to restricted stock agreements between the Company and certain individuals (the “Restricted Stock Agreements”) and (ii) 352,302 are issuable pursuant to restricted stock unit agreements between the Company and certain individuals (the “RSU Agreements”).
We are familiar with the actions taken by the Company in connection with the proposed issuance of the Shares. For purposes of our opinion, we have examined and relied upon such documents, records, certificates and other instruments as we have deemed necessary. The opinions expressed below are limited to the Delaware General Corporation Law, including the applicable provisions of the Delaware Constitution and the reported cases interpreting those laws.
Based on the foregoing, we are of the opinion that the Shares have been duly authorized and, when the Shares have been issued and sold in accordance with the terms of the Restricted Stock Agreements or the RSU Agreements, the Shares will be validly issued, fully paid and non-assessable.
We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. Our consent shall not be deemed an admission that we are experts whose consent is required under Section 7 of the Act.
This opinion may be used only in connection with the offer and sale of Shares while the Registration Statement is in effect.
Very truly yours,
/s/ Ropes & Gray LLP
Ropes & Gray LLP